April 4, 2019

James W. Blake
Chief Executive Officer
HarborOne NorthEast Bancorp, Inc.
770 Oak Street
Brockton, MA 02301

       Re: HarborOne NorthEast Bancorp, Inc.
           Registration Statement on Form S-1
           Filed March 11, 2019
           File No. 333-230183

Dear Mr. Blake:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 11, 2019

Selected Consolidated Financial and Other Data, page 34

1. Please revise the presentation of tangible book value per share and tangible common equity to label the items as a non-GAAP measures.
Pro Forma Data, page 44

2. Please supplementally provide supporting calculations for amounts determined from footnotes (1), (2), and (3) for both the pro forma net income and pro forma basic earnings per share amounts.
 James W. Blake
FirstName LastNameJames W. Blake
HarborOne NorthEast Bancorp, Inc.
Comapany NameHarborOne NorthEast Bancorp, Inc.
April 4, 2019
April 2 2019 Page 2
Page 4,
FirstName LastName
Management
Transactions with Related Parties, page 113

3. Please revise to provide disclosure on your related party transactions since January 1,
         2016 consistent with the requirements of Instruction to Item 404 of Regulation S-K.
Exhibit Index
Exhibit 8.1, page II-4

4. Please direct counsel to delete its assumption "that each of the merger of the MHC into
         Old HarborOne and the merger of Old HarborOne into New HarborOne will qualify as a merger under the applicable laws of Massachusetts." It is inappropriate to assume any legal conclusion underlying these opinions. Please refer to Section III.C.3. of Staff Legal
         Bulletin No.19 for guidance.
General

5. Please revise to clarify the maximum number of shares of common stock to be issued in exchange to existing public shareholders in your conversion. In this regard we note apparently conflicting disclosure on page 155 and in the legal opinion attached as Exhibit
         5.1, as compared to the disclosure elsewhere in your prospectus, including but not limited to the cover page and your registration fee table.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or John P.
Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham,
Staff Attorney, at (202) 551-3783 or Michael Clampitt, Senior Counsel, at (202) 551-3434 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Financial Services
cc:      Samantha M. Kirby, Esq.